AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2015
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
TRY 122 million Fixed Rate	Borrowing	13-Jan-15	29-Jan-15	28-Jan-19	TRY 122	Daiwa Capital Markets
AUD 300 million Kangaroo	Borrowing	21-Jan-15	03-Feb-15	03-Feb-20	AUD 300	Deutsche Bank / RBC/ Standard Chartered Bank / TD
RUB 1500 million Fixed rate	Borrowing	27-Jan-15	26-Feb-15	26-Feb-18	RUB 1,500	Nomura Inter. Plc
US$ 1bn Global Bond	Borrowing	5-Feb-15	12-Feb-15	12-Feb-20	USD 1,000	Morgan Stanley / Deutsche Bank / TD / Daiwa
TRY 50 million Zero Coupon	Borrowing	06-Feb-15	13-Feb-15	13-Feb-25	TRY 23	Daiwa Capital Markets
AUD 25 million Kangaroo	Borrowing	06-Feb-15	17-Feb-15	10-Jan-25	AUD 25	TD Securities
JPY 600 million PRDC	Borrowing	12-Feb-15	05-Mar-15	01-Feb-35	JPY 600	Mizuho Inter. Plc
BRL 3 million Fixed Rate	Borrowing	13-Feb-15	25-Mar-15	28-Mar-18	BRL 3	Crédit Agricole Corporate & Investment Bank
JPY 200 million PRDC	Borrowing	23-Feb-15	12-Mar-15	1-Feb-45	JPY 200	Mizuho Inter. Plc
BRL 6.3 million Fixed Rate	Borrowing	6-Mar-15	16-Apr-15	17-Apr-18	BRL 6.3	Crédit Agricole Corporate & Investment Bank
JPY 100 million PRDC	Borrowing	9-Mar-15	26-Mar-15	27-Mar-45	JPY 100	Mizuho Inter. Plc
USD 154 million High Coupon / High Premium Fixed Rate	Borrowing	09-Mar-15	16-Mar-15	9-Nov-18	USD 200.9	HSBC
ZMW 70 million Currency Linked Note	Borrowing	17-Mar-15	24-Mar-15	24-Mar-20	ZMW 70	HSBC
JPY 500 million PRDC	Borrowing	19-Mar-15	13-Apr-15	14-Apr-45	JPY 500	Mizuho Inter. Plc
JPY 100 million PRDC	Borrowing	19-Mar-15	15-Apr-15	01-Feb-45	JPY 100	Mizuho Inter. Plc
JPY 100 million Fixed to FX Linked Callable	Borrowing	24-Mar-15	15-Apr-15	01-Feb-45	JPY 100	SMBC Nikko Capital Markets Limited
JPY 500 million PRDC	Borrowing	27-Mar-15	09-Apr-15	10-Apr-25	JPY 500	Mizuho Inter. Plc

ECP Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial paper	5-Jan-15	7-Jan-15	7-Apr-15	USD 200	Citi
ECP	Commercial paper	6-Jan-15	8-Jan-15	8-Apr-15	USD 100	Banc of America Securities
ECP	Commercial paper	6-Jan-15	8-Jan-15	8-Apr-15	USD 200	Citi
ECP	Commercial paper	7-Jan-15	9-Jan-15	9-Apr-15	USD 50	UBS
ECP	Commercial paper	8-Jan-15	12-Jan-15	12-Mar-15	USD 150	Citi

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Borrowing transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call date	Dealer
JPY 1 billion FELN	8-May-03	4-Jun-03	1-Feb-33	JPY 1,000	1-Feb-15	Mitsubishi UFJ
USD 40 million Callable Capped Floating Rate Notes	21-Aug-12	30-Aug-12	1-Aug-22	USD 40	2-Feb-15	HSBC
JPY 1 Billion PRDC	16-Jul-03	14-Aug-03	8-Mar-34	JPY 1,000	8-Mar-15	Goldman Sachs
USD 221.5 million Zero Callable	8-Nov-12	11-Mar-13	11-Mar-43	USD 69.99	11-Mar-15	Société Générale
JPY 1 Bln GDIF FELN	30-Apr-03	23-May-03	23-Mar-33	USD 1,000	23-Mar-15	Citigroup

Buyback transactions

Description	Buyback date	Settlement Date	Original maturity Date	Repurchase amount (million)	Buyback portion	Arranger
USD 181 million High Coupon	9-Mar-15	16-Mar-15	9-May-16	USD 181	Full	HSBC

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 2.2 billion RDC EMTN	14-Sep-99	4-Oct-99	23-Mar-15	JPY 2,200
JPY 5 billion STEP-UP DC EMTN	17-Nov-99	1-Dec-99	26-Mar-15	JPY 5,000
TRY 128 million Fixed Rate Uridashi Education Bond	17-Feb-12	29-Mar-12	26-Mar-15	TRY 128
NGN 1,626 million Currency Linked Note	28-Jan-14	4-Feb-14	4-Feb-15	NGN 1,626

Matured ECP Transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	8-Jan-15	12-Jan-15	12-Mar-15	USD 150	Citi

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 31 March 2015.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou N'Sele

Director, Treasury Department